AMENDMENT TO BYLAWS

of

GLORI ENERGY INC.

Section 2.2 of Article II of the Company’s Bylaws is amended as set forth below, effective for the 2016 annual meeting of stockholders. Additions are indicated by underline, and deletions are indicated by strike-through.

2.2 Number, Classes, Election and Term of Office.

(a) Number. The Board of Directors shall initially consist of 12 members, each of whom shall be a natural person. The number of directors shall be fixed, and may be increased or decreased from time to time, exclusively by a resolution adopted by a majority of the entire Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. The Board of Directors in its discretion may elect from among its members a Chairman who shall preside at board meetings and generally manage the affairs of the Board of Directors. All directors shall be elected at each annual stockholders meeting.

Classes. The directors shall be divided into two classes, designated Class A and Class B. Each class shall consist, as nearly as may be possible, of one-half of the total number of directors constituting the entire board of directors. The Class A Directors shall serve from the date of adoption of these Bylaws until the annual meeting of stockholders in 2015. At the 2015 annual meeting of stockholders, Class A Directors shall be elected to serve until the annual meeting of stockholders held in the second year following such election. The Class B directors shall serve from the date of adoption of these Bylaws until the annual meeting of stockholders held in the second year after such adoption. At the 2016 annual meeting of stockholders, Class B directors shall be elected to serve until the annual meeting of stockholders held in 2016. At each succeeding annual meeting of stockholders beginning in 2017, successors to the class of directors whose term expires at that annual meeting shall be elected to serve until the annual meeting of stockholders held in the second year following such election. If the number of directors is changed, any increase or decrease shall be apportioned among the Class A Directors and Class B directors so as to maintain the number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Adopted by Resolutions of the Board of Directors March 25, 2015 and April 15, 2015
Approved by the Stockholders of Glori Energy Inc. on June 25, 2015